Contact

www.linkedin.com/in/
rahulramadoss (LinkedIn)

Top Skills

Business Intelligence
Vendor Management
ERP

Rahul Ramadoss

CEO at OneAir AI
San Francisco Bay Area

Summary

Connecting the world through travel.

As the CEO of OneAir, I am responsible for growing the company, building teams & products, developing new business models, setting vision and strategy.

What is OneAir?

OneAir AI is a global travel technology company offering an innovative AI powered SaaS platform that helps travelers save more and enables travel businesses to earn more, even after a booking is made.

Online travel agencies rely on outdated models with bloated fees and confusing results, leaving customers uncertain about pricing. Despite these inefficiencies, these platforms have built billion-dollar businesses.

OneAir eliminates the guesswork by delivering data-driven, actionable insights for smarter travel planning. Our platform redefines how trips are booked by identifying the best deals aligned with each customer’s preferences and budget.

Unlike traditional platforms that stop at checkout, OneAir continues to deliver value through post booking price optimization. Our proprietary system monitors hotel and flight reservations for price drops and automatically rebooks at lower rates, saving customers effortlessly and increasing partner profitability without manual effort.

Today, OneAir powers travel clubs, agencies, and global enterprises, including white labeled platforms for major music and cruise brands. Our technology combines AI with dynamic pricing to provide access to wholesale hotel and flight rates, enabling partners to launch branded platforms and grow booking margins by up to 40%.

Key Features:

- AI powered post booking price optimization that tracks existing hotel and flight reservations and automatically rebooks when prices drop
- Access to privately negotiated rates on top rated hotels and flights, available exclusively to members
- Automated offers triggered by customer behavior, booking patterns, and preferences
- Timely, personalized hotel and flight deals delivered directly to the customer's inbox

Our economic moat is built on five years of proprietary model training, exclusive supplier relationships, and a post booking optimization engine that most travel platforms do not offer and cannot easily replicate. While others focus only on pre booking discounts, OneAir captures overlooked post booking savings, creating lasting value for members and recurring revenue for partners.

We are not just improving how people book. We are transforming how they save. OneAir makes travel more affordable, intelligent, and rewarding.

For more information about OneAir, please visit www.oneair.ai

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Experience

OneAir Travel
CEO & Cofounder
August 2023 - Present (2 years 9 months)
San Francisco Bay Area

OneAir is a comprehensive, AI-powered B2B travel technology platform built for travel advisors and businesses. It empowers users to maximize revenue at every stage of the booking lifecycle with advanced tools that simplify operations and unlock new earning opportunities.

By combining real-time pricing intelligence with automated post-booking optimization, OneAir ensures that every reservation continues to deliver value even after it is booked. Travel advisors can automatically rebook when rates drop, capturing up to 40 percent additional margin without any manual effort.

With seamless access to exclusive wholesale rates, dynamic deal alerts, and an advanced hotel price comparison engine, OneAir enables smarter, more profitable bookings. Its integrated CRM and social deal-sharing features further amplify customer acquisition and conversions, helping advisors strengthen loyalty and grow their business.

Designed with enterprise-grade technology and a scalable architecture, OneAir adapts to the needs of modern travel professionals, offering efficiency, profitability, and innovation in a single platform.

OneAir AI
CEO & Cofounder
August 2020 - Present (5 years 9 months)
San Francisco Bay Area

OneAir AI is a leading global travel technology platform that helps travelers save more and enables businesses to earn more, even after bookings are made.

Our intelligent pricing engine monitors existing hotel and flight reservations for price drops and rebooks at lower rates, unlocking effortless savings for travelers and boosting revenue for partners through post booking optimization.

OneAir powers white labeled solutions for travel clubs, agencies, and global brands, providing access to wholesale hotel and flight rates and helping partners increase profits by up to 40%.

Built for scale, OneAir delivers smarter savings, new revenue streams, and unmatched value across the travel ecosystem.

OneAir delivers smarter savings, stronger margins, and new revenue opportunities.

The future of travel savings is here.

Undisclosed

Angel Investor & Entrepreneur
2017 - Present (9 years)
USA | Asia

Guardant Health
Director, Business Information Systems
2017 - 2019 (2 years)
Redwood City, CA

Lead the strategy, assessment, selection and implementation of a new ERP system

Pfizer
Director, IT (Enterprise Applications)
2014 - 2017 (3 years)
San Francisco, CA

Direct oversight of a high-performance team responsible for Oracle EBS R12 system design, architecture, installation, configuration and integration of EBS system to existing and new applications. Actively manage Medivation's Enterprise Business system Architecture model while concurrently developing strategic portfolio plans and Project Architect for critical implementations.

Partner with G&A business leaders across Finance, HR and Legal to align IT efforts with business requirements and develop technology roadmap to support the strategic business capabilities. Oversee disaster recovery process and procedure effort to maintain business continuity compliance.

Directly evaluate and select Application Management Services vendor for ERP system along with an effort to build Enterprise-wide ERP Competency Center, including developing operational, on-call and escalation procedure for ERP system.

Selected Achievements:
• Key counsel on available technology to steer delivery of solutions and drive business forward.

• Collaborate with Senior Director, IT SEC Governance, Risk & Compliance Information Technology to implement and operationalize SDLC processes and toolset for Medivation IT to ensure all IT engagements are 100% SDLC Compliance.

• Effectively manage technology investments to align with IT architecture and roadmap in

partnership with the business.

• Spearheaded the development of a service-based approach to integration utilizing Oracle Fusion Middleware stack to seamlessly integrate Oracle EBS with internal and partner applications.

• Partnered with VP of Finance, VP of IT and Senior Director, SOX Compliance in the evaluation and selection of ERP software vendor, system integrator and EBS hosting provider.

• Collaborated with Senior Director, IT SEC Governance, Risk & Compliance, IT and Senior Director, QA Computer Systems Validation, Quality to develop IQ for the software installations in scope for ERP Implementation.

Gilead Sciences
Senior Manager, IT (Enterprise Applications)
2008 - 2014 (6 years)
Foster City, CA

Built and manage cohesive, global team of 3 managers and 22 onsite/ offshore developers to provide outstanding support to users throughout North America, EMEA, and APAC region. Expertly manage performance and profitability of numerous corporate applications, including: Oracle E-Business Suite (Financials, Procurement, Project Costing, Order Management and Manufacturing); Governance Risk & Compliance System (GRC); Kronos Time and Attendance System; Concur Expense System; Brainware AP Document Management System; ADP Payroll System; Assurenet GL Accounts Reconciliation System; Agile Connectship (Shipping); Werum (Manufacturing Execution System); Loftware enterprise labeling System; Demantra Demand Management; SNO – Strategic Network Optimization; and Counselink Legal Billing System in GxP Environment.

Successfully uphold business continuity compliance through expert management of annual Disaster Recovery Testing for EBS.

Selected Achievements:
• Led a diverse team of 20 employees and several consultants responsible for the integration of Oracle EBS R12 implementation to existing and new applications such as AP Document Management System, Expense Reporting

System, Budgeting and Forecasting, Payroll, CTMS, LIMS, Drug Safety, CRM, HRIS, MES (Manufacturing Executing System), Time and Labor, Contract Management System, Shipping and Fulfillment, Business Intelligence etc. plus delivery of custom ERP WICER (Workflow, Interface, Conversion, Extension and Reports) 300+ Customizations.

• Spearheaded implementation of Agile Connectship to automate the entire Gilead shipping process, from real-time, manifesting, execution and tracking.

• Spearheaded implementation of Brainware Invoice Processing system that successfully improved invoice and vendor payment approval time and reduced A/P processing labor hours by up to 50%.

• Successfully ensured total SDLC, SOX/GXP compliance of all IT ES engagements by collaborating with internal teams, stakeholders, and business owners.

Netflix Inc.
Senior Manager, IT (Enterprise Applications)
2006 - 2008 (2 years)
Los Gatos, CA

Cultivated and managed quality-focused team of 4 direct, onsite reports and 5 consultants to deliver stellar business applications support to users in Finance, Operations, and Marketing. Effectively aligned application and system development efforts with unique requirements of end users. Implemented Oracle UPK to train 300+ end users on proper use of applications and systems. Maximized customer satisfaction and retention by conducting daily/weekly production issue ticket reviews to ensure all SLAs were successfully met.

Selected Achievements:
• Achieved 99% uptime and system availability by serving as first point of contact for production system escalations.

• Streamlined performance and efficiency of Accounts Payable department by directing design, development, and rollout of AP-EDI 8 10" custom user interface.

• Improved efficiency of Oracle applications by leading successful upgrade effort.

• Modernized Marketing procurement by leading custom development and execution of new Procurement Application, "Procure-to-Pay," to automate procurement process.

• Revamped purchasing operations through introduction of Oracle Purchasing application.

• Led the implementation of Feith AP Document Management system implementation (AP Automation).

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